Room 4561

May 17, 2006

Mr. Richard Ferguson
Chief Financial Officer
CoConnect, Inc.
480 E. 6400 South, Suite 230
Salt Lake City, Utah 84107

> **Re:** **CoConnect, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 25, 2006**
> **File No. 000-26533**

Dear Mr. Ferguson:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed April 25, 2006</u>

1.   Revise the Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the former auditors were "ceasing their services."

2.   We note in your Form 8-K that Chisholm Bierwolf & Nilson, LLC's (CBN) resigned as a result of a disagreement on the accounting treatment of certain

assets and liabilities between you and Heritage Communications, Inc. (Heritage). Please tell us:

1) what period the disagreement relates to,
2) the nature of the disagreement including the company's position and the former accountant's position at the time of the disagreement,
3) the amounts involved,
4) why the disagreement could not be resolved,
5) how and by whom any amounts were determined,
6) your relationship with Heritage, and
7) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

With respect to the disagreement with the former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K.

3. We also note your disclosure regarding whether there were any other disagreements with the former accountants. However, the disclosure should state whether <u>during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise to include the proper periods.

4. We note your disclosure that your interim financial statements for the three months ending September 30, 2005 were filed without being reviewed by an independent public accountant that is registered with The Public Company Accounting Oversight Board (PCAOB). Tell us how you intend to comply with Item 310 of Regulation S-B to include financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews.

5. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

<u>General</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant